Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund April 2009 Update
May 26, 2009

Supplement dated May 26, 2009 to Prospectus dated March 25, 2009
	April ROR	YTD ROR	Total NAV	NAV/Unit
Class A Units	-1.7%	-6.6%	$84.4 M	$1,467.28
Class B Units	-1.8%	-6.8%	$775.3M	$1,266.02
Class Legacy 1	-1.6%	-1.6%	$1.1M	$984.08
Class Legacy 2	-1.6%	-1.6%	$983.9	$983.88
Class GAM 1	-0.3%	-0.3%	$1.2M	$997.25
Class GAM 2	-0.3%	-0.3%	$498.5	$997.04
Class GAM 3	-0.4%	-0.5%	$497.8	$995.57
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park Fund Announcements

Online Investor Statements
Over 93% of new investors this month chose to receive their Grant Park Fund statements online. To register for online access, please go to the Customer Service section at www.grantparkfunds.com and follow the steps on the website. You may also elect to stop receiving paper statements by completing and signing the Request for Paper Statement Elimination form and faxing it to our office at 312-756-4452.

Sector Commentary

Ags/Softs: Grant Park’s short positions in the grains markets registered profits. Strength in the U.S. dollar drove corn and wheat prices lower alongside positions. Depressed demand caused increased grain inventories which furthered the price decline.

Currencies: Grant Park finished slightly lower in the in the currency markets for April. Losses on established-currency positions accounted for the majority of setbacks. Long positions in the Australian dollar partially offset sector losses as increased demand for higher yielding currencies moved markets higher.

Energy: Mixed performance in the energy markets resulted in flat performance for the month. Short crude oil positions posted losses as strength in the equity markets moved prices higher. Losses in the sector were offset by profits made on short natural gas positions. Forecasts for ongoing weak demand and elevated inventories caused speculative selling, driving natural gas prices down.

Equity Indices: The portfolio registered strong gains in the equity markets. Grant Park’s models took advantage of a number of reversals in Asian and Australian markets. Positions in the Hong Kong Hang Seng, Australian SPI, and Japanese Nikkei indices accounted for the majority of sector profits.

Fixed Income: Long positions in the fixed-income sector resulted in losses. Optimism about the future of the global economy moved global equity markets higher putting pressure on the debt markets. Changes regarding government stimulus and quantitative easing initiatives also played a role in driving fixed-income markets lower.

Metals: A rally in industrial metals resulted in setbacks for the portfolio’s short positions. Speculators drove prices on base metals up on beliefs that an improving global economy could result in increased industrial production. Short positions in the gold market registered losses as increased demand held prices at high levels.

Sincerely,

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
APRIL 30, 2009

Statement of Income
	Month to Date	Year to Date
	Total	Total
Trading Income (Loss):	In US $	In US $
Realized Trading Income (Loss)	(5,046,103)	(30,411,894)
Change In Unrealized Income (Loss)	(3,702,205)	(6,790,377)
Brokerage Commission	(117,050)	(544,821)
Exchange, Clearing Fee and NFA Charges	(183,904)	(915,972)
Other Trading Costs	(750,371)	(2,345,979)
Change In Accrued Commission	(13,370)	(122,233)

Net Trading Income (Loss)	(9,813,003)	(41,131,276)

Other Income:
Interest, U.S. Obligations	456,467	1,770,431
Interest, Other	377,605	1,820,771
US Govt Sec Gain/Loss	(5,376)	(238,284)

Total Income (Loss)	(8,984,307)	(37,778,358)

Expenses:
Management Fee
Incentive Fee	1,339,626	1,484,153
Operating Expenses	177,449	654,835
O&O Expenses	199,340	1,255,544
Brokerage Expenses	4,537,185	16,848,483

Total Expenses	6,253,600	20,243,015

Net Income (Loss)	(15,237,907)	(58,021,373)

Statement of Changes in Net Asset Value
Beginning Balance	859,726,976	643,595,209
Additions	263,000	272,706,717
Net Income (Loss)	(15,237,907)	(58,021,373)
Redemptions	(3,495,524)	(17,024,008)

Balance as on APRIL 30, 2009	841,256,545	841,256,545

Classes:	NAV Per Unit	Shares issued	Equity	ROR	ROR
Class A	1,467.276	55,051.32460	80,775,493	-1.73%	-6.55%
Class B	1,266.023	597,326.96262	756,229,761	-1.78%	-6.81%
Class Legacy 1	984.082	1,070.62679	1,053,584	-1.59%	-1.59%
Class Legacy 2	983.875	1,000.00000	983,875	-1.61%	-1.61%
Class GAM 1	997.245	1,220.89274	1,217,529	-0.28%	-0.28%
Class GAM 2	997.035	500.00000	498,518	-0.30%	-0.30%
Class GAM 3	995.569	500.00000	497,784	-0.44%	-0.44%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP